Filed by GigOptix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endwave Corporation

Commission File: 000-31635

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CORPORATE PARTICIPANTS

Leanne Sievers

Shelton Group - IR

Avi Katz

GigOptix - Chairman, CEO

Jeff Parsons

GigOptix - CFO

John Mikulsky

Endwave - President, CEO

CONFERENCE CALL PARTICIPANTS

Arnab Chanda

Roth Capital - Analyst

PRESENTATION

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Operator

Welcome to the GigOptix Fourth Quarter and Fiscal Year 2010 Financial Results Conference Call. At this time, all participants are in a listen-only mode. At the conclusion of today’s call, instructions will be given for a question-and-answer session. As a reminder, this conference is being recorded today, Thursday, February 24, 2011.

I would now like to turn the call over to Leanne Sievers with Shelton Group, investor relations agency of record for GigOptix.

Leanne Sievers - Shelton Group - IR

Thank you, everyone, for joining us today to discuss GigOptix fourth quarter and fiscal year 2010 financial results. With me today on the call are Dr. Avi Katz, GigOptix Chairman and CEO; and Jeff Parsons, Acting CFO.

As the operator mentioned, this call is being recorded. It is also being broadcast live in voice mode over the Internet and may be accessed in the Investor Relations section of the GigOptix website.

After the market closed today, GigOptix has issued a press release discussing its financial results for the fourth quarter and fiscal year ended December 31, 2010. By now, everyone should have access to the press release and financial tables; however, if you do not, they are available on the Company’s website.

Please be advised that the matters discussed in this teleconference contain forward-looking statements regarding future results or events. We caution you that such statements are in fact predictions that are subject to risks and uncertainties that could cause actual events or results to differ materially.

Additional risks and uncertainties that could cause actual events or results to differ materially from these forward-looking statements may be found in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements are based on the Company’s beliefs as of today, Thursday, February 24, 2011. GigOptix undertakes no obligation or responsibility to publicly update any forward-looking statements for any reason, except as is required by law, even if new information becomes available or other events occur in the future.

Additionally, in the Company’s press release and during this teleconference, management will discuss certain measures and information in GAAP and non-GAAP terms. A reconciliation of GAAP to non-GAAP results is provided in the financial tables following the text of the press release.

Please note, for those who wish to access the replay of this recorded teleconference and/or webcast, please be advised that these replays will become available tomorrow, February 25, subsequent to the Company’s filing of Form 425 with the Securities and Exchange Commission.

I will now turn the call over to GigOptix’s Chairman and CEO, Dr. Avi Katz.

Avi Katz - GigOptix - Chairman, CEO

Thank you very much, Leanne. Welcome, everyone, and thank you for joining us today. Following my opening remarks, I will hand our call over to Jeff Parsons, our CFO, for a detailed review of our fourth quarter and full year financial results. I will then close out our prepared remarks with our guidance for the first quarter of 2011 and open the call for questions and answers.

As you may know, on February 7 we announced the signing of the definitive agreement pertaining to the acquisition of Endwave by GigOptix, Inc., which would become effective upon approval by the SEC of an S4 Registration Statement, which we will be filing, and by a vote of the shareholders of Endwave.

After we will conclude GigOptix’s results report and the discussion today, I would invite my colleagues, Mr. John Mikulsky and Curt Sacks, the CEO and CFO of Endwave, respectively, to join us on the call so you will be able to address any further questions regarding the acquisition to all four of us.

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In addition, as we have articulated in the Endwave definitive agreement, GigOptix continues to invest its best effort to be listed on a national securities exchange. And since the announcement of the transaction with Endwave, we have been in close contact with the management of the major exchanges.

Our June 2010 conditional approval for the New York Stock Exchange Amex listing expired on December 31, 2010; however, we are actively working on renewal of such position, and we hope to receive it subject to completion of the Endwave transaction so we may be able to commence trading concurrent with the closing of the acquisition, which is expected, as we have disclosed, during the second quarter of 2011.

First, a few brief comments regarding our financial performance. Total revenue for the fourth quarter of 2010 was $8.1 million, representing sequential growth of 12.1% over the third quarter of 2010 and exceeding our guidance range for this quarter of 7% to 10%. I am pleased to report that this is the fifth consecutive quarter that we achieved double-digit revenue growth.

For the year, we grew revenue by more than 80% to $26.9 million, as we continued to gain market share and benefit from our comprehensive portfolio of electronic devices for fiber-optic high speed communications.

In terms of our product revenue, we are pleased to report continuous growth quarter-over-quarter. Product revenue amounted to $6.6 million in the fourth quarter, growing approximately $700,000, or 12%, compared to the third quarter. For the year, we grew product revenue by more than 100% to $23 million.

We also significantly improved our adjusted EBITDA for 2010 from a negative $6.3 million recorded in 2009 to positive $1.9 million achieved in 2010, which demonstrates our ability to effectively manage expenses while rapidly growing revenues.

Moreover, we continued to improve gross margin, increasing to more than 53% in 2010, compared to 45% recorded in 2009. Also during this year, we further strengthened our balance sheet by successful completion of public offering that provided additional cash to accelerate our ongoing growth and customer penetration.

We also made noteworthy improvements with regard to our financial metrics and productivity indicators. We’ve increased our current assets by $2.3 million while decreasing both our current liability and long-term liabilities by over $800,000.

We increased inventory turns to 7.2 in 2010, from 4.1 in 2009. We also improved product revenue by 77% in quarter four 2010 over quarter four in 2009 with only an 11% increase in R&D expenditure.

Finally, net loss per share based on GAAP revenues was significantly improved from loss of $0.98 per share in quarter four of 2009 to loss of $0.03 per share in quarter four of 2010. And for the year, it was improved from a loss of $1.75 per share in 2009 to loss of only $0.41 per share in 2010. On a non-GAAP basis, we presented a $0.05 earnings per share in quarter four 2010, compared to a loss of $0.70 per share in the same period in 2009.

With regard to our business highlights for 2010, we achieved several key product milestones that further strengthened our leadership position as the industry’s only pure play semiconductor provider of electronic and electro-optic products for the next generation optical high speed networks, and we continued to grow our portfolio offering of physical media devices — PMDs – to our customers’ worldwide satisfaction.

In 2010, we expanded our 40G and 100G product offering and introduced a new customer initiative called the Bundled Solutions offering that leverages our comprehensive optical product portfolio to provide customers with added value via cohesive solutions for their transponder needs.

Bundled Solutions are a comprehensive solution set comprised of a driver, Transimpedance Amplifier — or TIA — and a modulator. As the leader in high speed drivers and TIAs as well as modulators, we are uniquely positioned to provide our customers with a cohesive and comprehensive solution set for their 40G and 100G DWDM electro-optical requirements. The Bundles are available for 40G DPSK, 40G RZ-DQPSK, as well as Coherent 40G and Coherent 100G applications.

We are very unique in the industry in being able to offer such solutions. We believe it will enhance our position as one-stop shop supplier for our customers, a sign of our innovative approach, not only simplify customers’ supply chain by eliminating the need to source devices from multiple providers, but it also provides customers with the confidence that the TIAs, drivers and modulators used in their designs are matched correctly for their applications and to provide the best interoperability and highest performance.

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This in turn leads to a reduction of the average sales price and total cost of ownership, accelerating the design cycles by enhancing roadmap product development and enables faster time to market for our customers.

Turning to our 40G product, during the year we began mass production and volume shipment of our 40G driver and differential amplifier solution for the DQPSK system to Tier 1 Telecom customers. These solutions are being deployed within metropolitan networks to address the exponential growth in enterprise and consumer traffic.

The 40G DWDM market has been identified by industry analysts as one of the fastest growing segments in the optical communication space, with Ovum recently forecasting the market will grow with compounded annual growth rate of about 30% till 2015. With our 40G solution in full production, we are well positioned to further capitalize on these expanding market opportunities.

Leveraging on our leadership position in 100G driver solutions, during 2010 we continued to strengthen our product portfolio offering. The 100G DP-QPSK optical communication systems are increasingly being used in long haul DWDM optical communications networks to address the expanding bandwidth demanded by increasing the smartphone usage and applications such as the video and media streaming. Indeed, Ovum, in recent reports, forecasted that this market will grow by more than 250% compounded annual growth rate into 2015.

In early 2010, we began volume shipments of our first generation 100G quad driver. This 100G DP-QPSK driver utilizes GigOptix’s innovative semiconductor and RF design technology that couples low power dissipation with high performance operation in a very small form factor.

The driver was developed in close cooperation with the leading Telecom equipment manufacturer for use in their system and it was designed to be plug-in compatible with industry-leading 100G multiplexers and optical modulators.

Building on the success of this first generation 100G driver, we expanded our portfolio to include a quad channel with higher voltage driver along with a dual and single-channel surface mounted versions for the second generation designs. We began sampling the quad channel 8 volt Mach-Zehnder modulator drivers in August and introduced our dual channel and single surface mounted Mach-Zehnder modulator single-ended driver in September.

The dual channel device integrates two high performance 32 gigabit per second 8Vpp peak-to-peak drivers into single small surface mounted device that is designed to enable more integrated transponder designs and future system cost reductions. We also announced our new 8Vpp peak-to-peak single channel Mach-Zehnder modulator driver designed for use in both 40G RZ-DPSK and 100G DP-QPSK transponders in November.

With expansion of our 100G portfolio, we are well positioned to capitalize on future market opportunities as the 100G networks are being deployed. Moreover, we also had a strong product pipeline and roadmap of future generation of 100G and beyond, solutions that are currently in development and that will enable smaller, lower power solutions and cheaper cost systems.

We’re obviously pleased to see our long-term strategy, which has been in place since the inception of GigOptix in 2007, of deploying most of our resources toward developing solutions for future generations of high speed communications at 40G and beyond, is now yielding fruits and perfectly positions us to continue growth in the next few years in this high speed market.

Also during 2010, we achieved a significant product milestone with the delivery of the industry’s first Thin Film Polymer on Silicon — or TFPS – optical modulator production samples. Currently under evaluation by Tier 1 Telecom customers, our 40G DPSK TFPS modulator was designed using our proprietary and protected TFPS technology that enables the release of an industry-leading low drive voltage in a small form factor modulator.

During this last year, we continued to test our TFPS devices and modulators through a variety of the industry standard quality and reliability tests, and are excited about the results we have obtained so far in the enhanced temperatures and stress condition operations.

The modulator production line was introduced in close cooperation with our contract manufacturers, Sanmina-SCI in Shenzhen, China, to enable a scalable production facility preparation for volume production release beginning later this year.

To support the same cause, we are also transferring the manufacturing of our disruptive TFPS modulator optical chips to Innovative Micro Technology — IMT – MEMS Foundry in Santa Barbara, California, to provide and establish high quality, high volume, and cost efficient manufacturing site that has been industry-proven in the mass production of optical devices.

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The technology transfer of cheap production augments the production of the modulator packaged by Sanmina. Our partnership with this highly established contract manufacturers for volume production and packaging enables us to provide customers with high performance products from a mass production line at compelling prices and establishes competitive advantage for GigOptix.

Looking forward, we expect to continue the commercialization of our polymer modulators and bring our full family of modulator chips to production within various 40G and 100G modulation formats for the Telecom markets.

Our 2011 focus is to achieve full commercialization and qualification of our 40G modulators as well as supporting the 100G modulator introduction and evaluation with our Tier 1 customers.

Also notable during this year, we launched a new family of ultra low power, multi- rate, SMART optical sub-assemblies targeting 2G all the way to 14G short reach datacom applications. Our SMART TOSAs and ROSAs concepts are based on novel architecture of VCSEL drivers and TIA chips.

We developed these solutions, leveraging our extensive mixed signal experience in high volume parallel optics devices and advanced RF analog circuit techniques to enable digital controlled high performance, low power solutions.

Introduction of the SMART ROSA and TOSA further reinforces GigOptix’s standing as an industry innovator and leader in the high speed chips and multi-chip modules. The solutions simplify customer development by enabling a plug-and-play solution that integrates all the analog controls and the high speed RF circuitry at the die level while providing an intuitive and industry standard programmable digital interface.

We see the potential for SMART OSAs to be used in consumer, industrial and avionics applications since these devices simplify implementation of high speed links within the system and are more robust to electromagnetic interfaces and lighter than the 10G corporal links.

These significant accomplishments achieved during 2010 are representative of our successful execution on the principles by which we founded GigOptix back in April 2007, which includes the three pillars of our plan — innovation, financial growth engine, and execution.

In addition to those core principles, strategic mergers and acquisitions have always been a key part of our master growth plan. Our recent announcement to merge with Endwave Corporation is the next step of this growth plan. As many of you may know by now, Endwave is an established leader in the high frequency RF solutions and semiconductor products for high speed, wireless mobile backhaul, point-to-point communications.

This strategic merger brings together two companies with clear and unique synergies including complementary technologies, common customers, and similar target markets. Vital to the architectural similarities between our optical and high speed wireless solutions, we operate in the same microwave and millimeter frequencies and utilize the same semiconductor process and foundries technologies and design expertise.

Combined, we will be well positioned to address our common customers’ needs for solutions that enable high speed data transfer in networks, be they optical networks or wireless mobile backhaul. Moreover, we expect the merger to position us better to address further increases in the level of integration, functionality, and cost reductions.

From financial perspective, we will have a strong balance sheet with about $60 million of cash after closing costs and severance payments, and a stronger revenue base, which on a pro forma basis for 2010 would have been $43.6 million if we had been a combined company. In addition, we will begin to deliver operational cost savings in 2011, reaching approximately $1 million a quarter in 2012.

One further point I would like to note is that Endwave also has a large amount of expensive high speed and high frequency test equipment that will be significant assets to GigOptix going forward. This equipment will be available to support our future growth and eliminate the need to make significant additional investments in test equipment CapEx to address our product ramp, which is a valuable savings for the Company.

We are very excited about this transaction and expect it to close in the second quarter, obviously conditioned on the timely approval by both the SEC and the Endwave shareholders. We believe that the combined Company will be the only pure player semiconductor supplier of end-to-end solution for the next generation of high speed broadband communications, and we look forward to the exciting future together.

I’d also like to take this time to welcome the Endwave team — John Mikulsky, Endwave’s current President and CEO, who will serve as a new member of the GigOptix Board of Directors; Curt Sacks, who will continue his role as CFO of the combined Company; and Dan Teuthorn, who will become the VP and General Manager of Endwave, to be renamed as EX product line.

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I look forward to working with these individuals and the rest of our combined team to further drive our business to the next level of growth and build future value for our customers and shareholders.

To summarize, I am proud to report to you the significant progress we made during 2010 that further strengthened our operations, financial foundation, and fueled the important expansion of our product offerings. We continue to execute on all aspects of our growth plan and we have set the stage for future and further in 2011 through organic growth and the recently announced strategic merger with Endwave.

We remain focused on continually innovating for the rapidly evolving market of the 40G and 100G and beyond, securing additional design wins and production volumes with our expanded customer base, and achieving additional penetration of our target markets. We also expect to leverage our synergies with Endwave to further strengthen our financial foundation as well as expand our market opportunities in new production development.

Now, I’d like to turn the call over to our CFO, Jeff Parsons, to review our financial results for the quarter and fiscal year. Jeff, please go ahead.

Jeff Parsons - GigOptix - CFO

Thanks, Avi, and thanks, everyone, for joining the call today. I’ll be reviewing our operations on both a GAAP and non-GAAP basis. You’ll find the reconciliation in the tables in our press release that we issued earlier today.

With that, I will begin our review of the fourth quarter. Revenue for the fourth quarter of 2010 was $8.1 million, increasing 158% compared to $3.1 million in the fourth quarter of 2009. Product revenue totaled $6.6 million, increasing approximately 77% over the fourth quarter of last year.

Revenue attributable to government contracts was $1.5 million, increased 162% compared to the year-ago period, prior to recording an adjustment related to estimated billing rights on our government contracts.

GAAP gross profit for the quarter was $4.4 million, compared to a gross loss of $132,000 in the year-ago period and a gross profit of $3.8 million in the third quarter of 2010. The gross profit margin for the fourth quarter of 2010 was 55%, compared to a negative 4% in the same quarter last year and 53% in the previous quarter.

Our non-GAAP gross profit was $4.5 million, compared to a non-GAAP gross profit of $0.4 million in the fourth quarter of 2009, $4 million in the third quarter of 2010. Non-GAAP gross margins were 56% in the fourth quarter of 2010, compared to 12% for the same period of 2009 and 55% in the third quarter of 2010.

Gross margin for Q4 2009 does not include the add-back of the impact of a government contract rate adjustment.

The change in gross margin in the fourth quarter is due primarily to a continued decrease in end-of-life deliveries of low margin product lines that we inherited as part of our acquisition of ChipX. As these deliveries continue to diminish and our new 40G and 100G products continue to be adopted in the marketplace, we expect to achieve a model gross margins of close to 60% by the end of 2011.

GAAP research and development expense for the fourth quarter of 2010 totaled $2.6 million, compared to $2.3 million for the fourth quarter of last year, $1.9 million for the third quarter of 2010. The sequential increase in R&D is attributable to our enhanced investment in the development of our TFPS modulators and push to a wider 100G product portfolio as we continue to align our roadmaps with our Tier 1 customers.

SG&A expense for the fourth quarter of 2010 was $1.9 million, compared to $3.8 million for the same period in 2009 and $2.2 million in the third quarter of 2010. The additional expense in Q4 2009 was due primarily to restructuring charges related to excess space in our facility in Bothell, Washington, certain severance payments made to the employees of ChipX, certain acquisition-related costs.

Overall, our operating expenses were $4.5 million for the fourth quarter of 2010, compared to $7 million for the fourth quarter of 2009, $4.1 million in the third quarter of 2010. The 36% year-over-year decrease in the fourth quarter expense was due in part to the cost efficiencies achieved after completing the integration of ChipX which we acquired in late 2009 as well as certain asset write-downs recorded in Q4 2009 which did not occur in Q4 2010.

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Non-GAAP operating expenses were $3.7 million for the fourth quarter of 2010, compared to $5.5 million in the year-ago period, $3.5 million in the third quarter of 2010. Stringent cost management continues to remain a priority at GigOptix, and we will continue to review our expense levels during Q1 2011 and as we combine the two companies after the Endwave merger is approved.

Our GAAP loss from operations for the fourth quarter of 2010 totaled approximately $97,000, as compared to a loss from operations of $7.1 million for the same period in 2009. Non-GAAP operating income for the fourth quarter of 2010 was $0.8 million, as compared to a non-GAAP loss of $5.1 million for the fourth quarter of 2009, which excluded the add-back of the impact of a government contract rate adjustment.

We also use the measure of adjusted EBITDA as a way to measure cash flow, net of changes in working capital and capital expenditures, and we define that as income or loss from operations net of depreciation, amortization, stock-based compensation, and restructuring expenses.

As such, adjusted EBITDA for the fourth quarter was income of $1.2 million, equal to 15% of revenue. This compares to a loss of $5.7 million for the fourth quarter of 2009 and income of $868,000 for the third quarter of 2010. Our adjusted EBITDA for this quarter represents an improvement of $6.9 million in just one year.

Our GAAP net loss for the fourth quarter of 2010 was approximately $355,000, or $0.03 per share, compared to a GAAP net loss of $7.2 million, or $0.98 per share, for the same period in 2009, and a GAAP net loss of $406,000, or $0.03 a share, for the third quarter of 2010.

Shares outstanding in the fourth quarter of 2010 were approximately 12.2 million shares. Shares outstanding for fiscal 2010 were approximately 10.7 million shares. In both cases, the share count included shares issued by the Company in association with its July 2010 public offering. Fourth quarter 2009 and third quarter 2010 GAAP and non-GAAP loss per share was calculated using approximately 7.4 million shares and 12 million shares, respectively.

Non-GAAP net income for the fourth quarter of 2010 was $588,000, or $0.05 per share, compared to a non-GAAP net loss of $5.2 million, or $0.70 per share, for the same period in 2009. Again, excluding the impact of the add-back of a government contract rate adjustment. We will continue to drive improvement in non-GAAP measures, including our adjusted EBITDA, as we approach break-even on a GAAP basis.

Turning to our results for fiscal year 2010, GAAP revenue for the year ended December 31, 2010 was $26.9 million, an increase of $12.1 million, or 81.3%, from $14.8 million for fiscal 2009, which included the impact of the one-time government contract rate adjustment recorded in the fourth quarter of 2009.

Product revenue for the year was $23.1 million, more than double from the $11.3 million recorded in 2009. GAAP gross profit for the year 2010 increased 114% to $14.3 million, or 53% of revenue, compared to gross profit of $6.7 million, or 45% of revenue in 2009.

Non-GAAP gross profit for fiscal year 2010, $14.8 million, compared to non-GAAP gross profit of $7.6 million for 2009, including the impact of the add-back of the one-time government contract rate adjustment.

GAAP loss from operations in 2010 totaled $3.6 million, compared to a loss of $10.4 million in 2009. Non-GAAP income from operations in 2010 totaled $108,000, compared to a non-GAAP loss from operations of $6.9 million in 2009. Once again, excluding the impact of the add-back of a government contract rate adjustment.

Our GAAP net loss for 2010 totaled $4.4 million, compared to a loss of $10 million in 2009. The non-GAAP net loss for 2010 was $498,000, compared to a net loss of $6.8 million in 2009, including the impact of the add-back of a government contract rate adjustment.

As of December 31, 2010, current assets were $11.9 million, an increase of $2.3 million versus year-end 2009, and total assets, $27.9 million versus $27.3 million at the end of 2009. Cash and cash equivalents totaled $4.5 million, which included approximately $3.9 million in net proceeds generated by the Company’s sale of approximately 2.76 million shares to institutional investors in a public offering transaction that closed in July 2010.

That concludes my comments, and I will now turn the call back over to Avi for our guidance.

Avi Katz - GigOptix - Chairman, CEO

Thank you very much, Jeff. And before we open the call for questions, I’d like to discuss our expectations for the first quarter of 2011.

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For the first quarter of 2011, we are currently only providing guidance for our product revenue, which we expect to increase sequentially at about 5%. In terms of our government contract revenue, we were recently notified that a number of government earmarks have been suspended.

While our government contract support for 2011 has been earmarked as a continuous project financing and likely to be treated differently, we may confront a situation such that this will impact our government support up to a maximum federal funding of approximately $4 million that we expected to realize through 2011 as part of the Department of Defense Appropriation Bill.

Therefore, our outlook for revenue from government contracts is difficult to forecast at this time. Please be advised that we continue to aggressively lobby the US Congress and our supporters to release our committed funds in order to gain continued federal support of our On-chip Integrated Photonic Polymer Transceiver program.

At this time, however, we are unable to determine if our efforts will be successful through the first quarter of 2011 and hence, we will not provide guidance for the government contract funding. We will provide updates to our shareholders as information becomes available. Regardless, we don’t believe that this funding situation will have any major impact on our planned development and deployment plan for 2011 and beyond.

I look forward to speaking with you again next quarter and thank you for joining me today on the call. With that, I’d like to invite John and Curt, the CEO and CFO of Endwave, respectively, to join us for any questions you may have regarding the merger and open the call for questions and answers. Operator, please go ahead.

QUESTION AND ANSWER

Operator

(Operator Instructions). And our first question will come from the line of Arnab Chanda, Roth Capital.

Arnab Chanda - Roth Capital - Analyst

Thanks. Avi, if you could explain a little bit of the rationale of this acquisition. I know you’ve talked about customer base, but it seems like Endwave’s business hasn’t been that strong. Obviously, you’re getting a lot of cash and it seems like the price bid is quite good.

Are you expecting this more as a financial transaction or to help you with listing and with your balance sheet, or is there some expectation of growth from that acquired business? Thank you.

Avi Katz - GigOptix - Chairman, CEO

Hi, Arnab. Good hearing you, and thanks for listening to our call today. I think that we have elaborated on the logic behind this acquisition through the press release; I was trying to give some color on it earlier in my comments. But I think it’s prudent to say that this merger gave us opportunity to strengthen our three pillars upon which are building GigOptix.

First of all, there’s a lot of innovation and technology and there’s a good history and cashing in on developing high end, high speed and high frequency microwave and RF applications with a group of engineers. We’ve been working with engineers at Endwave back and forth over the last few years, and I think by putting the two engineering groups together we are building a powerhouse of RF and microwave high speed and high frequency group in GigOptix.

We also combine two outstanding laboratories with very, very well-equipped arrangements. So there are millions of dollars of equipment coming through this acquisition to allow us to move forward as we develop the energy applications, the Eband applications on the Endwave side, and beyond.

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So this is on technology, on the customer base. We talked a lot. It’s very clear today that the same system integrators that are providing the fiber systems are also very interested in providing the airways system, if you will, and we believe that streaming high speed information end-to-end through the fiber waves and the airwaves become very synergistic in terms of the PMDs, the physical media devices.

And from a customer’s point of view, we have really established ourselves, if you will, now in a better position as a one-stop shop. If you go through the presentation we put there on our website, you will see that the market is basically both sides — the back haul, the wireless, and the fiber — the markets are dominated by the same customers.

And we are walking in the same lobbies, whether it’s Endwave sales people or GigOptix sales people, I think our ability to walk in with a larger critical mass, with more confidence that we are providing a larger portfolio product is going to impact our relations to customers.

On the third element — on the second element, which is the financial growth engine, obviously — and Endwave reported earlier today that they confronted some difficulties in their revenue degradation. I think that they alluded to the fact that mainly they suffered from market loss of one of the larger customers.

I think that Endwave has been working hard on turning the corner on their revenue, and I’m sure that together we have some ideas with regard to how, if you will, to stop the duration, if you will, and move forward. I believe that from a P&L point of view GigOptix has demonstrated very solid revenue growth with top tier customers, Tier 1 customers, the same customers, again, as we walk in with the Endwave product line or the EX product line.

I think that on the balance sheet I’m certain the expenditures — and needless to say that you put together two companies, two micro-cap public companies, you save a lot of cost on SG&A, on the cost as a public Company.

And from a P&L point of view, we have demonstrated time in and time out at GigOptix that when we are dealing with an acquisition of a distressed asset, if you will, we figure out a way to put together a good planned recovery and we’ll plan to provide value to shareholders on both sides by virtue of continue to increase revenues, reducing costs, and enhancing gross margins and EBITDA.

I think that the results we reported today show a major significant improvement compared to quarter four of last year, shortly after we did our last acquisition of ChipX, if you will. And finally, it depends on balance sheet.

GigOptix, as you know, had a different model of launching the Company. We talked about it a few times, I believe, Arnab. And we never went after outrageous fundraising. We always weathered the storm by modest fundraising and finding a company to minimum cash investments to minimize dilution and increase value to shareholders.

I think that the opportunity that came to us here with Endwave, the bottom line of everything I’ve commented on so far, it also provides us with a richer balance sheet that will allow us to address further strategic growth as we move forward together as one Company.

So I guess from GigOptix’s point of view, and I’ll turn it in a second to John so John can make any comment if you wish on this synergy, I think we see an opportunity here to continue our five-years strategic launch plan that we had put together when we launched GigOptix in April of 2007, which is becoming a pure player for PMDs in the high speed and broadband communication industry, and I think this is what we are seeing here.

John Mikulsky - Endwave - President, CEO

Thank you, Avi. Arnab, this is John Mikulsky, and I’ll just second everything that Avi indicated. I think on a number of dimensions, synergies are really there — sales, marketing, technology. We use many of the same foundries. Design tools are the same. So there’s just an enormous amount of synergy that comes with this.

And I think the combination provides some scale so that as the EX products that Endwave has been developing in recent years really start getting a leg in the marketplace, we’ve just got a much stronger foundation on which to grow the business.

Avi Katz - GigOptix - Chairman, CEO

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I think, Arnab, just to summarize it, you have been trying to track GigOptix for a while and learn our story. You’ve seen how we went after the cutting edge 40G and 100G high speed optical communications where we literally were just standing on the 10G and focusing all our R&D investment in the high speed. I think to this extent there’s a good synergy here.

And Endwave, under John’s leadership, has turned the corner of last few months and really focusing on the higher end of the high frequency activity into the Eband, and I think that it will provide us an opportunity to really get into a game that is taking off in quite high speed. And again, I’m sure that when you sit and talk about the model you will be able to provide me some color and some ideas as regard to where this Eband market is going.

So I think this is the story, Arnab. I don’t know if it answered your question, but this is how we see it.

Operator

(Operator Instructions). And there are no more questions at this time. I’d like to turn the call back to Dr. Avi Katz for closing remarks.

Avi Katz - GigOptix - Chairman, CEO

Thank you, operator. And I’d like to thank everyone again for joining us today. This was a long call. This was a pretty well attended call. I’m looking forward to provide all of you with additional information on our merger with Endwave as well as our financial progress and product updates in our next call toward the beginning of quarter two of this year. And with this I’ll wrap it up, and thank you much again for your attention.

Operator

Ladies and gentlemen, this concludes today’s conference. Thank you again for your participation. You may now disconnect, and have a great day.

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Important Additional Information

This communication shall not constitute an offer of any securities for sale. In connection with the proposed merger of GigOptix and Endwave, GigOptix will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a proxy statement of Endwave and a prospectus of GigOptix. The definitive proxy statement/prospectus will be mailed to stockholders of Endwave. GigOptix and Endwave urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by GigOptix and Endwave with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus (when it is available) and other documents filed by GigOptix or Endwave with the SEC relating to the proposed transaction may also be obtained for free by accessing GigOptix’s web site at www.gigoptix.com by clicking on the link for

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“Investor”, then clicking on the link for “SEC Filings”, or by accessing Endwave’s web site at www.endwave.com and clicking on the “Company” link and then clicking on the link for “SEC Filings” underneath the heading “Investor Relations”.

Participants in the Merger

GigOptix, Endwave and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Endwave stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Endwave stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about GigOptix’s executive officers and directors in GigOptix’s definitive proxy statement filed with the SEC on October 28, 2010. You can find information about Endwave’s executive officers and directors in Endwave’s definitive proxy statement filed with the SEC on June 11, 2010. You can obtain free copies of these documents from the sources indicated above. You may obtain additional information regarding the direct and indirect interests of GigOptix, Endwave and their respective executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.

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